Filed by Apache Corporation
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Mariner Energy, Inc.
Commission File No. 1-32747

2010 Annual Meeting of Shareholders Steve Farris May 6, 2010

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Apache Corporation ("Apache") will file with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4 that will include a proxy statement of Mariner Energy, Inc. ("Mariner") that also constitutes a prospectus of Apache. A definitive proxy statement/prospectus will be mailed to stockholders of Mariner. Apache and Mariner also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF MARINER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Such documents are not currently available. Investors and security holders will be able to obtain the documents (when available) free of charge at the SEC's web site, www.sec.gov. Copies of the documents filed with the SEC by Apache will be available free of charge on Apache's website at www.apachecorp.com under the tab "Investors" or by contacting Apache's Investor Relations Department at 713-296-6000. Copies of the documents filed with the SEC by Mariner will be available free of charge on Mariner's website at www.mariner-energy.com under the tab "Investor Information" or by contacting Mariner's Investor Relations Department at 713-954-5558. You may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800)732-0330 or visit the SEC's website for further information on its public reference room. Apache, Mariner, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Mariner in connection with the proposed transaction. Information about the directors and executive officers of Mariner is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 1, 2010. Information about the directors and executive officers of Cautionary statement 2

Apache is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on March 31, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Statements in this document include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The opinions, forecasts, projections, future plans or other statements other than statements of historical fact, are forward-looking statements. We can give no assurance that such expectations will prove to have been correct. Actual results could differ materially as a result of a variety of risks and uncertainties, including: the timing to consummate the proposed agreement; the risk that a condition to closing of the proposed agreement may not be satisfied; the risk that a regulatory approval that may be required for the proposed agreement is not obtained or is obtained subject to conditions that are not anticipated; negative effects from the pendency of the merger; our ability to achieve the synergies and value creation contemplated by the proposed agreement; our ability to promptly and effectively integrate the merged businesses; and the diversion of management time on agreement-related issues. Other factors that could materially affect actual results are discussed in Apache's and Mariner's most recent 10-Ks as well as each company's other filings with the SEC available at the SEC's website at www.sec.gov. Actual results may differ materially from those expected, estimated or projected. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update or revise any of them in light of new information, future events or otherwise. References to quantities of oil or natural gas may include amounts that Apache or Mariner believe will ultimately be produced, but that are not yet classified as "proved reserves" under SEC definitions. Cautionary statement 3

U.S. Crude Oil Production Source: EIA. GOM: 29% in 2009, 34% by 2013 MMBBL/D GOM Deepwater Rest of U.S. GOM Shelf 4

U.S. Crude Oil Reserve Additions (10 Years) Source: EIA proved reserve data as of year-end 2008. GOM: 47% of U.S. oil reserve additions BN BBL 5 Rest of U.S. GOM

International Crude Oil Discoveries (10 Years) Source: IHS data excluding U.S. and Canada. Based on recoverable barrels per field and date of field discovery. Deepwater: 40% of total, 52% of total excluding OPEC and FSU BN BBL OPEC FSU Other OPEC FSU Other OPEC Other 6

Portfolio Balance 7 Q1 2010 Production

Portfolio Balance 8 Q1 2010 Production

Portfolio Balance 9 Q1 2010 Production

Portfolio Balance 10 Q1 2010 Production

Portfolio Balance 11 Q1 2010 Production

Portfolio Balance 12 Q1 2010 Production

Portfolio Balance 13 Q1 2010 Production

Portfolio Balance 14 Q1 2010 Production

Portfolio Balance 15 15 Q1 2010 Production 586 MBOE/D

North America Operations Update John Crum May 6, 2010

Average Daily Production 5/7/2010 5/7/2010 17 17 Net MBOE/D

Total Capital Expenditures 5/7/2010 5/7/2010 18 18 $MM * Based on Central+Permian * * *

Permian: Apache's Newest Region Permian: Apache's Newest Region

Permian Region Update Permian Region Update On schedule to open in Midland early July 60 identified "Midland" employees as of May 1st 35 Apache employees relocating 22 Tulsa 7 Houston 3 Calgary 2 Cairo 1 Eunice 6 Apache transfers from Midland production office 19 outside hires to date Projected final headcount north of 100

North McElroy: Grayburg Horizontal Project 4025BH Producing Pre-Drill Reserves 135 MBO Post-Drill Reserves 150+ MBO Oil Rates During Clean Out of Fracs (High Fluid Levels) Pump Change To Increase Drawdown Latest Test 300 BOPD 2300 BWPD 55 Locations Identified ~ 8 MMBO Total EUR Discovered 1926 10 acre spacing 1% oil cut

Permian: Apache's Newest Region Permian: Apache's Newest Region

Permian Horizontal Drilling Potential McElroy: Grayburg Acres: 4000 Pot. Loc.: 55 Wells Reserves: 8.0 Mmbo 2010 Loc.: 2-3 Wells TXL Area: Clearfork Acres: 7000 Pot. Loc.: 60 Wells Reserves: 15 Mmbo 2010 Loc.: 1-2 Wells Shafter Lake: San Andres Acres: 2000 Pot. Loc.: 25 Wells Reserves: 6.0 Mmbo 2010 Loc.: 3-4 Wells Slaughter Area: San Andres Acres: 35000 Pot. Loc.: 200 Wells Reserves: 34 Mmbo 2010 Loc.: 1-2 Wells S. Monument: Abo Acres: 1200 Pot. Loc.: 10 Wells Reserves: 1.5 Mmboe 2010 Loc.: 2 Wells House: Tubb\Drinkard Acres: 2000 Pot. Loc.: 12 Wells Reserves: 1.8 Mmboe 2010 Loc.: 1 Well Potential Identified: Wells: 452 Reserves: 84 Mmboe 2010 Wells: 12-16

Gulf Coast Region – Apache / Mariner / Devon

GOM Properties



Mississippi
Alabama
Florida
Mobile
Pensacola
LOUISIANA
TEXAS
Gulfport
Lafayette
Houston
New Orleans
Main Pass 308
Corpus Christi
350'
5000'
Gulf of Mexico
PROPERTY LEGEND
Apache
Devon
Mariner
Sale 213 TBA

GCR JJeppesen BOD 5-5-2010

Gulf Coast Region: Apache / Mariner / Devon Gulf Coast Region: Apache / Mariner / Devon

MP 308 "Boomerang" N6 Sand Summary GCR JJeppesen BOD 5-5-2010 Arb Line Best Estimate of Reserves Gross 10,013 Mboe Net 8,165 Mboe Pay N6, L, O & 8100' Sds. TD Depth -6,269' TVD Dry Hole Cost $3.5 MM Net Project Cost $103.7 MM (Incl. 8 wells, platform & pipeline) Project Economics PVP 10 $79.7 MM ROR 38.5% FDC $12.70 / Boe 1st Prod: 6/1/2011 Initial Prod Rates 4,400 bopd 5 oil wells, 2 gas wells 6,000 Mcfd 304 303 305 309 310 308 316 315 N6 DRILLING 309 #2 SAMEDAN 308 #1 APA 308 #1 OH APA 308 #1 N6 N6 APA 308 #1ST N6

Central Region - Stiles #13-18H Initial Rate - 8.7 MMCFD / 275 BOPD Reserves - 7.7 BCF / 170 MBO

Central Region-Granite Wash Fracture Stimulation

Central Region - Granite Wash Acreage - 160,000 gross acres held by production - 28,000 acres leased in past 12 months Hostetter #1-23H 16.3MMCFGD, 716 BO Stiles 68 #18-68H 6.3MMCFGD, 343 BO Stiles #13-18H 7.7 MMCFGD, 275BO

Horn River Activity 52-L Pad Akita 61 Drilling 70 - K Pad Completions

Two Island Lake Operations Status d-001-D a-029-C c-034-L d-052-L d-070-K b-076-K b-063-K d-070-J APA 70-K Pad Stimulation operations complete Total of 274 fracs placed 111 million lbs sand placed 5.6 million bbls water pumped Flow back & testing in progress 6 wells on production All wells on-prod early July APA 52-L Pad 14 wells total 11 Muskwa wells ECA 63-KPad 14 Muskwa wells 11 wells drilled APA 70-K Pad 16 wells total - 11 Muskwa wells

World's Largest Frac Job

Kitimat Project Area Situated on Canada's British Columbia west coast 405 miles north of Vancouver The proposed LNG Terminal would be constructed on the Haisla Indian Reservation at Bish Cove Horn River Basin

Rod Eichler May 6, 2010 2010 International Operations

Apache Today Canada Central Gulf Coast Argentina Egypt North Sea Australia Permian 583,000 Boe/d 2.4 B Boe proved reserves 3,400 employees

Total Capital Expenditures 5/7/2010 5/7/2010 36 36 $ MM

Average Daily Production 5/7/2010 5/7/2010 37 37 Net MBOE/D

Australia Key Projects - Driving Future Growth Australia Key Projects - Driving Future Growth Reindeer Devil Creek Gas Plant Varanus Island Hub Halyard Van Gogh FPSO Pyrenees FPSO Macedon Julimar- Brunello Coniston Appraisal

Australia - Summary of All Projects

Van Gogh - Oil Growth Apache WI: 52.5% Est. reserves: 59 MMbbls Peak production: ~20,000 bopd net

Van Gogh - First Offloading

Pyrenees - Oil Growth Apache W.I. : 29.5% (BHP operated) Est. reserves: 90 MMbbls Peak production: ~20,000 bopd net

Pyrenees

Reindeer Development First gas 4Q 2011 Apache WI: 55.0% Est. gross reserves: 450 Bcf 154 Bcf contracted - Sino Iron 3rd Major Gas Hub in Western Australia Current Activities Wellhead platform fabrication Gas plant site construction Offshore installation works

Reindeer Wellhead Platform Jacket Legs (below) Topsides Cellar Deck (above) Fabrication commenced in Shenzhen, China - current progress 38% Load out forecast is Sep-10 for a field installation of Nov/Dec-10

Devil Creek Gas Plant Target Mechanical Completion: 06-Jun-11 Progress at end Apr-10: 26% Progress achieved in six months since ground breaking ceremony

Julimar-Brunello - LNG Foundation Partner


Julimar-Brunello
• Chevron Wheatstone LNG project
• 16.25% Net Interest - foundation partner
• 2.1 TCF Reserves
• Net Production - 190 MMcfd + 5,100 bpd
• 15 years flat production profile
• FEED commencing
• FID 2011
WHEATSTONE
WA-356-P
Apa 65%
VARANUS ISLAND
PLANNED WHEATSTONE PIPELINE
BURRUP PENINSULA
DEVIL CREEK
ASHBURTON NORTH SITE
LNG PLANT
Dampier
Karratha
Onslow
Kilometres

Apache Corporation

Apache in Egypt NEAG 10 Mbopd, 50 MMcfd Qarun Area Fields 52 Mbopd Egypt Region 13 Exploration Concessions 62 Development Leases 11.1 MM Gross Acres Oil: 175,000 BOPD Gas: 775 MMCFGPD Khalda Area Fields 108 Mbopd 725 MMcfd

2006-2009 Significant Discoveries (10) NEAG-1 Fields 6,500 BOPD Jade Field 21,400 BOEPD Phiops Field 7,800 BOPD WKAL-C Field 1,900 BOPD Maggie Field 2,400 BOEPD Heba Ridge 19,000 BOPD A/R & Bahariya Cygnus Field 750 BOPD Faghur Field 950 BOPD 63,550 BOEPD Falcon Disc 2,100 BOPD Sultan Field 750 BOPD

Faghur Basin Activity - 2010


Phiops 9
Drilling
WKAL-B -1X
Spud 2Q2010
WKAL-K-1X
Drilling
WKAL-A -2X
AEB 3C
T/5085 BOPD
Phiops
2 Dev't wells
Phiops 8
AEB 3E
T/4477BOPD
WKAL-I -1X
Safa T/4554BOPD
WKAL - A
2 Dev't wells
WKAL -I
2 Dev't wells
Neith 2X
AEB 3E
T/1,192 BOPD
Nebra1X
Spud 3Q 2010
WKAL-D-1X
Spud 3Q2010
Pepi 1X
Drilling
WKAL-C3
Spud 2Q2010
Buchis south 1X
Drilling
WKAL-J -1X
Spud 3Q2010
Qaa 1X
Spud 3Q2010
WKAL-L-1X
Spud 4Q2010
Faghur 7
Spud 2Q2010
10 KM
Faghur 8X
80 NFP AEB 1-3C
WOCT
SIWA-D-1X
Spud 4Q2010
Masajid Depth Map

Delivering Project Pipeline - Qasr Gas to Market

Delivering Project Pipeline - Qasr Gas to Market Salam 3&4 Launched by Apache's Qasr discovery: one of largest onshore discoveries this decade Will deliver 750 MMCF/D to meet Egypt's energy needs SGT4 SGT3 SGT1 & SGT2

(CHART) 2X Production Project: Actual vs. Goal 163,000 Start 2X 326,076 2x Goal 310,750 April 24-30 Actual 309,943 April 24-30 Goal 2X = 100% KPC + 100% QPC + 100% NEAG

Apache - UK North Sea First Production - 1967 37 Bboe produced Reserve Outlook (Bboe) 5.3 - PDP 2.5 - Brownfield 3.3 - Undeveloped 5.0 - 8.5 Yet to Find 2009 Production 1.4 MMbbls/d 6.6 Bscf/d Forties Field North Sea United Kingdom Ireland Aberdeen London

Apache - UK North Sea North Sea United Kingdom Ireland

Historical Performance as a Key to the Future 1% increase in efficiency = 280,000 bbls/year 2003 - 68% 2004 - 80% 2005 - 83% 2006 - 77% 2007 - 86% 2008 - 89% - 88% (YTD) NB 2009 YTD is fully inclusive of all planned TAR and pipeline outage losses. Efficiency measured to end July prior to the FB pipeline issues was 90%. Looking only at months with no TAR or pipeline impact efficiency was > 92%. (CHART)

Forties Exploitation - New Life Old Field (CHART) (BOPD) APACHE TREND

Forties Development Drilling Forties Development Drilling FC-63 (Target 174) 10,000 BOPD This is the best Forties well since 1994.

Argentina

Argentina - Gas Plus & Chile TDF - Exploration ARGENTINA CHILE Tierra Del Fuego Apache 100% 865,735 acres Apache 50% 337,402 acres Canadon Piedra 45 MMBO, 355 BCF La Sara 46 MMBO, 36BCF 3 wells 4Q'09-1Q'10 Los Chorrillos 16 MMBO, 4 BCF San Sebastian 28 MMBO, 1615 BCF Gas Plus Contracts 50 MMcfd 1Q 2011-$5.00 10 mmcfd 1Q 2010-$4.10

Roger Plank May 6, 2010 Financial Perspective

What a Difference a Year Makes! Net Income ($MM) Nymex WTI 97.68 124.31 118.52 58.69 43.24 59.90 68.26 76.03 78.65 Henry Hub 8.69 10.80 10.09 6.81 4.86 3.60 3.41 4.27 5.38 62 Annual Shareholders' Meeting - Roger Plank

+21% (11%) +10% +10% Millions Millions Mboe/d Revenue Production Oil NA Gas Int'l Gas Oil Emphasis Within Our Portfolio Approach 63 Annual Shareholders' Meeting - Roger Plank

#1 Objective for 2009: "Live Within Cash Flow" #1 Objective for 2009: "Live Within Cash Flow" (CHART) $MM 64 Annual Shareholders' Meeting - Roger Plank

A Growth Company for 55 Years...and Counting A Growth Company for 55 Years...and Counting Estimated production from Mariner and Devon properties 65 Annual Shareholders' Meeting - Roger Plank

2010 Annual Meeting of Shareholders Steve Farris May 6, 2010

Production: 19 MBOE/D (50% oil+liquids) P1 Reserves: 41 MMBOE (49% oil+liquids) High quality, under-exploited, geologically complex properties 79 identified recompletion candidates, 14 reactivations Impactive exploratory upside (26 Probable/Possible prospects) Excellent fit with APA properties & well-maintained infrastructure Devon Property Acquisition 67 Apache Devon

Mariner: Portfolio Profile GOM Deepwater 23.1 MBOE/D 27.0 MMBOE P1 1.5 BNBOE URP Permian Oil 9.2 MBOE/D 85.8 MMBOE P1 0.2 BNBOE URP GOM Shelf 21.6 MBOE/D 52.5 MMBOE P1 0.4 BNBOE URP MARINER TOTAL PRODUCTION 57.5 MBOE/D P1 RESERVES 181.2 MMBOE UNBOOKED POTENTIAL 2.0 BNBOE 68 New Plays 3.6 MBOE/D 15.9 MMBOE P1 TBD BNBOE URP Apache Mariner Devon Lease 213 TBA URP: unbooked resource potential.

Mariner: Deepwater Track Record 69 Source: MMS and Offshore Magazine completed project lists. Participation based on MMS lease records in period between discovery and first production. Track record of companies acquired attributed to acquirer (e.g. BP includes Devon, Anadarko includes KerrMcGee, ENI includes Dominion). (CHART) GOM DW projects by company

Apache: Cash Flow Comparison 70 70 2009 Cash Flow $BN Source: Company 10-K disclosures and APA estimates for DVN Shelf. Cash flow before changes in working capital. Peer group includes APC, CHK, DVN, ECA, EOG, HES, MRO, MUR, NBL, NFX and OXY.

Portfolio Balance 71 71 71 APA Standalone (Q1 2010 Production) Pro Forma (APA+ME+DVN Shelf) (Q1 2010 Production) 586 MBOE/D 664 MBOE/D

(CHART) Julimar Macedon Coniston New In Process Complete 72 Growth Pipeline

2010 Annual Meeting of Shareholders Steve Farris May 6, 2010